December 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Julia Griffith

                    Mr. Justin Dobbie

Re:    Target Global Acquisition I Corp. Registration Statement on Form S-1, as amended, File No. 333- 253732

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Target Global Acquisition I Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on December 8, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 1073 copies of the Preliminary Prospectus dated November 22, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

UBS SECURITIES LLC
as underwriter

By:	/s/ Adam Kerbis
	Name:	Adam Kerbis
	Title:	Director

By:	/s/ Daniel Katz
	Name:	Daniel Katz
	Title:	Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

[Signature page to UW Acceleration Request]